Press Release

FOR IMMEDIATE RELEASE
For additional information:
Rohini Pragasam 212-250-4516, Media
Jonathan Diorio 212-454-2208, Investors
Julian Reid 44-20-7233-1333, Chairman of the Board
KOREA FUND ANNOUNCES IN-KIND TENDER OFFER FOR 10% OF SHARES AND STRATEGIC PLAN
     NEW YORK, NY, September 29, 2006 — The Board of Directors of The Korea Fund, Inc. (NYSE: KF) today announced that The Korea Fund, Inc. is commencing an in-kind tender offer to purchase up to 2,696,734 shares, representing approximately 10% of the Fund’s outstanding shares at a price per share equal to 98% of the Fund’s net asset value per share as of the day after the day the offer expires. Payment will be made in the form of delivery of portfolio securities valued in accordance with the Fund’s standard valuation policies. The offer will remain open through October 27, 2006, unless extended.
This offer is being made in connection with the program of tender offers announced by the Board on December 15, 2004. Pursuant to this program (to be modified as described below), the Fund planned to conduct six semi-annual tender offers for 10% of the Fund’s then-outstanding shares if the Fund’s shares traded on the New York Stock Exchange at an average weekly discount from net asset value greater than 5% during a 13-week measuring period ending the last day of the preceding half- year. The average weekly discount of the Fund during the measuring period ending June 30, 2006 was (6.63)%.
Tendering shareholders are required to appoint a Korean proxy, register with the Financial Supervisory Service of Korea and establish a Korean securities account. Furthermore, participating shareholders who are Japan residents will be required to irrevocably instruct their designated brokers, in accordance with the requirements set forth in the Offer to Repurchase and the related Letter of Transmittal, to immediately liquidate all portfolio securities received by them in the repurchase offer. Please refer to the Offer to Repurchase and the Letter of Transmittal regarding details of the repurchase offer, including required procedures for properly tendering shares in the offer.
As noted below, the Board has determined that a modification of the previously announced program would be in the best interests of shareholders.

Board Announces Strategic Plan
The Board of Directors of the Fund also announced the development of a strategic plan to address a variety of challenges facing the Fund in the near term. These include appropriate management of the discount in the Fund’s trading price, the growing accumulation of unrealized capital gains embedded in the Fund’s portfolio holdings and the need for improved investment performance. The principal elements of the Board’s plan include the following:
(i) The Board has modified the terms of the tender offer program announced in December 2004 by replacing the four potential remaining 10% tender offers with one final 15% tender offer which would be made in the first quarter of 2008 if the Fund’s shares trade at an average discount of more than 7.5% over a measuring period during the last quarter of 2007. As in the case of the previously announced program, payment under this tender offer would be made in kind through the delivery of portfolio securities at 98% of net asset value.
(ii) The Board has approved the implementation of new guidelines for the Fund’s existing share repurchase program for up to 10% of the Fund’s outstanding shares and developed specific parameters in consultation with the Fund’s investment adviser regarding the implementation of such repurchases under certain market conditions.
(iii) The Board has instructed the Fund’s investment adviser that the Fund’s investment mandate — to seek long-term capital growth through outperformance of the Fund’s benchmark by active management across the large, medium and small cap sectors of the Korean equity market — should be pursued without regard to the potential realization of capital gains embedded in the Fund’s portfolio holdings — currently standing at approximately 70% of the Fund’s net asset value. The Board believes it likely that continued focus on maximizing the Fund’s investment return, without regard to tax considerations, will lead to increased portfolio turnover and an increase in the level of annual capital gains distributions. These distributions, combined with any future tender offers or share repurchases will have the effect of reducing the size of the Fund and could eventually lead to an increase its operating expense ratio.
(iv) The Board has carefully reviewed the investment performance of the Fund since the installment by the investment adviser of a new portfolio management team in May of 2005 and, in light of the Fund’s underperformance relative to its benchmark and to the performance of many other managers that invest in Korea for the one year ended June 30, 2006, has initiated a search for potential alternative investment advisers for part or all of the Fund’s portfolio.
Details of the Board’s strategic plan and further explanation of the factors considered by the Board are included in a letter to shareholders from Mr. Julian Reid, the Chairman of the Board, which has been posted on the Fund’s website www.thekoreafund.com. In his letter, Mr. Reid states:
“The Board has carefully considered the results of the two tender offers already completed under its previously announced program and the anticipated results of the tender offer being announced today. We believe that the initial goals of the program have been largely achieved. The Fund’s trading discount has been substantially reduced from levels prevailing prior to December 2004 and those major shareholders who wished to exit the Fund have done so. During this time, certain weaknesses of the previously announced program have become apparent. Despite its best efforts, the Board has been unable to find ways to facilitate the participation by small shareholders in the in-kind tender offer program previously announced. At the same time, the accumulation of embedded unrealized capital gain — which has grown further since December 2004 and now stands at approximately 70% — has made it impractical for the Board to approve further cash tender offers. Current projections show that making further cash tender offers could trigger a “tax cascade” that would involve significant tax consequences for remaining shareholders (i.e., each cash tender offer would require the sale of assets with embedded capital gain that would in turn require further sales of assets to pay for capital gains distributions to shareholders. These sales would trigger further realization of gains, and so forth). Therefor, the Board believes that continuing to make cash tender offers would likely result in the liquidation of the Fund within a matter of a few years. Accordingly, the Board believes, that a modified tender offer program, coupled with implementation of a new share repurchase program, would best serve the interests of those shareholders seeking longer term exposure to the Korean equity market.”
Mr. Reid also noted in his letter that: “[Y]our Board is concerned about the performance of the Fund relative to its benchmark and to the performance of many other managers that invest in Korea since the arrival of the new portfolio management team. We are making every effort to explore all opportunities for improved investment performance, including examination of the possible reasons for this underperformance and a search for potential new managers with demonstrated experience in the Korean equity markets for part or all of the Fund’s portfolio.” Mr. Reid’s letter concludes: "[T]he Board looks forward to meeting with shareholders at the upcoming Annual Meeting of Stockholders scheduled to be held on October 25, 2006 and we will be eager to hear your comments on the strategic plan outlined above and/or other issues that you may wish to raise.”
The Korea Fund, Inc. is a non-diversified, closed-end investment company. The Fund seeks long-term capital appreciation through investing primarily in equity securities trading on the Korean stock exchanges. Its shares are listed on the New York Stock Exchange under the symbol “KF”.
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The tender offer will be made only by the Offer to Repurchase and the related Letter of Transmittal. Shareholders should read these documents carefully when they become available to investors free of charge at the website of the Securities and Exchange Commission (www.sec.gov). Neither the Offer to Repurchase shares will be made to, nor will tenders pursuant to the Offer to Repurchase be accepted from or on behalf of, holders of shares in any jurisdiction in which making or accepting the Offer to Repurchase would violate that jurisdiction’s laws.
There can be no assurance that any action proposed or adopted by the Board will reduce or eliminate the discount at which the Fund’s shares trade. Investments in funds involve risks. Additional risks are associated with international investing, such as government regulations and differences in liquidity, which may increase the volatility of your investment.

Investments in funds involve risks. Additional risks are associated with international investing, such as government regulations and differences in liquidity which may increase the volatility of your investment. Foreign security markets generally exhibit greater price volatility and are less liquid than the US market. Additionally, this Fund focuses its investments in certain geographical regions, thereby increasing its vulnerability to developments in that region and potentially subjecting the fund’s shares to greater price volatility.
Closed-end funds, unlike open-end funds, are not continuously offered. There is a one time public offering and once issued, shares of closed-end funds are sold in the open market through a stock exchange. Shares of closed-end funds frequently trade at a discount to net asset value. The price of the Fund’s shares is determined by a number of factors, several of which are beyond the control of the Fund. Therefore, the Fund cannot predict whether its shares will trade at, below or above net asset value.
This announcement is not an offer to purchase or the solicitation of an offer to sell shares of the Fund or a prospectus, circular or representation intended for use in the purchase or sale of Fund shares. Fund shares are not FDIC-insured and are not deposits or other obligations of, or guaranteed by, any bank. Fund shares involve investment risk, including possible loss of principal.

NOT FDIC/ NCUA INSURED	MAY LOSE VALUE	NO BANK GUARANTEE
NOT A DEPOSIT	NOT INSURED BY ANY FEDERAL GOVERNMENT AGENCY

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